Exhibit 99.4

GRINDROD SHIPPING HOLDINGS LTD. Reg No. 201731497H 200 Cantonment Road, #03-01 Southpoint Singapore, 089763 Tel: +65 6323 0048 Fax: +65 6323 0046 Web: www.grinshipping.com

August 25, 2022

Taylor Maritime Investments Limited
142 Buckingham Palace Road, 3rd Floor
SW1W 9TR
London, England, United Kingdom

Attention: Edward Buttery, Chief Executive Officer

Re:  Exclusivity Agreement

Dear Edward:

Reference is made to that certain Letter of Intent, dated August 24, 2022 (“LOI”), from Taylor Maritime Investments Limited (“TMI”) to the Directors of Grindrod Shipping Holdings Ltd. (the “Company”) in which TMI provided details of a non-binding indicative proposal (the “Proposal”) regarding a potential acquisition  by TMI (or a subsidiary or affiliate of it) of the shares in the entire issued and to be issued share capital of the Company not already owned by TMI or a subsidiary or affiliate thereof  (the “Proposed Transaction”) by way of a takeover offer at a cash price (“Offer Price”) of USD 21 per share, that would be paid in conjunction with a special cash dividend from the Company of USD 5 per share cash, for a total payment to Company shareholders other than TMI and its subsidiaries and affiliates, together with the Offer Price, of USD 26 per share (the “Aggregate Payment”), subject to the terms and conditions of the Proposal.

In consideration of the significant investment of time and expenses to be incurred by or on behalf of TMI in connection with pursuing the Proposed Transaction, the Company agrees that, during the Exclusivity Period (as defined below), without the prior written consent of TMI, the Company will not, directly or indirectly, and will not permit its Representatives (as defined below) acting on its behalf to, (i) solicit, knowingly encourage or take any actions knowingly to facilitate any inquiries, discussions or proposals regarding, (ii) continue, propose or enter into negotiations or discussions with respect to, or (iii) enter into any agreement or other understanding providing for, any Alternative Transaction (as defined below).  During the Exclusivity Period, the Company will not provide any information to any other person or entity for the purpose of making, evaluating, or determining whether to make or pursue, any inquiries or proposals with respect to, any Alternative Transaction. The Company shall immediately cease and terminate any existing discussions and negotiations with any parties other than TMI and its Representatives with respect to any Alternative Transaction, and shall close online data room access to all such parties during the Exclusivity Period.  The foregoing provisions of this paragraph shall not apply to any act or omission that is required on the part of the Company or any of the Directors under the provisions of Rule 9.2 of the Singapore Code on Take-overs and Mergers (the “Code”) by the Securities Industry Council of Singapore (the “SIC”); provided that (i) prior to the provision of any business or trade secrets of the Company to another potential offeror, the Company has used (and shall use) reasonable efforts to seek an exemption from such requirement from the SIC and give TMI a reasonable opportunity to make representations to the SIC in connection therewith, and (ii) the proposed Alternative Transaction to which such  action or omission would relate did not result from a solicitation by the Company in violation of this paragraph.

Directors:	MJ Hankinson* (Chairman)	SW Griffiths (Interim Chief Executive Officer and Chief Financial Officer)		Quah Ban Huat*
	JP Herholdt*	MP Grindrod*	PC Over*	(* Non-Executive Directors)

As used herein, (x) the term “Alternative Transaction” means any (A) direct or indirect acquisition or purchase of a majority of the Company’s shares of capital stock or (B) recapitalization, equity financing, merger, consolidation, sale of all or a majority of the Company’s assets, or any liquidation, dissolution or similar transaction involving the Company, including, any dividend recapitalization transaction of the Company, (y) the term “Exclusivity Period” shall mean the period commencing on the date hereof and ending on the earliest of (i)  5:00 PM New York time on September 28, 2022, (ii) the execution and delivery by the Company and TMI of a definitive transaction implementation agreement with respect to the Proposed Transaction (a “Definitive Agreement”), (iii) such time as TMI ceases to negotiate with respect to a Proposed Transaction at an Offer Price of at least USD 21 per share and an Aggregate Payment of USD 26 per share, or (iv) TMI fails to file with the Securities Industry Council of Singapore (“SIC”) by 5:00 PM Singapore  time on September 6, 2022 a bona fide application seeking confirmation from the SIC that the terms of the Proposed Transaction comply with the Code and/or necessary waivers, consents, rulings and/or confirmations under the Code to proceed with the Proposed Transaction (provided that the Company has provided reasonable cooperation to TMI in relation to making such filing); provided, however, that if TMI and the Company mutually agree in writing, such Exclusivity Period will be further extended in successive increments of 7-days (or such other period as TMI and the Company mutually agree in writing), and (z) “Representatives” means, with respect to any party, the employees, advisors, agents and other representatives of such party or its subsidiaries.

Promptly after the date hereof, the Company will provide Parent with access to the Company’s online data room.  During the Exclusivity Period, the Company and TMI shall cooperate in good faith in connection with TMI’s due diligence of the Company.

In addition, TMI and the Company shall cooperate with each other and, prior to 5:00 PM Johannesburg time on September 7, 2022, each shall to the extent agreed to be required as part of the Proposed Transaction make the initial filings with, and notifications to, the South African Competition Commission necessary from the consummation of Offer under the Competition Act, No. 89 of 1998 (as amended). Thereafter, the Company and TMI shall provide to the South African Competition Commission such additional information that reasonably may be required or requested by it in connection with the Proposed Transaction.

The Company understands that TMI is required under applicable U.S. securities law to file with the Securities and Exchange Commission amendments to TMI’s Schedule 13D with respect to its share ownership of the Company, and may be required under applicable U.K. law and U.S. Securities laws to make other filings and/or other public statements, in each case disclosing the existence, terms and status of the LOI and the Proposed Transaction.  TMI understands that the Company is required under the Code, and may be required under applicable U.S. securities laws and the rules of the Johannesburg Stock Exchange, to make filings and/or other public statements disclosing the existence, terms and status of the LOI and the Proposed Transaction.  Prior to making any such filing or issuing any such public statement, TMI and the Company shall provide the other and its counsel with a copy of the proposed filing and/or statement and a reasonable opportunity to review and comment thereon, which comments TMI or the Company, as applicable, shall consider reasonably and in good faith.

The provisions of this letter agreement shall be legally binding on the parties hereto on the terms and subject to the conditions set forth herein. Notwithstanding the foregoing, each party hereto agrees that this letter agreement does not constitute an obligation or binding commitment of either party to execute any definitive agreement with respect to, or otherwise consummate, the Proposed Transaction. Except with respect to the matters expressly covered by this Agreement, any binding commitment or agreement with respect to the Proposed Transaction will result only when a Definitive Agreement with respect thereto is executed by all relevant parties.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any dispute arising out of this Agreement may be submitted to a state or federal court in Delaware, and the parties hereto irrevocably agree to submit to the non-exclusive jurisdiction of such courts. The parties hereto hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Agreement and for any counterclaim with respect hereto.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

Sincerely,

GRINDROD SHIPPING HOLDINGS LTD.

By:	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Interim Chief Executive Officer & Chief Financial Officer

ACCEPTED AND AGREED

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Edward D C Buttery
Name: Edward D C Buttery
Title: CEO Taylor Maritime Investments